Daniel A. Peterson
Partner

190 Carondelet Plaza, Suite 600
St. Louis, MO 63105
Direct: 314.345.6246
Fax: 314.480.1505
dan.peterson@huschblackwell.com

December 14, 2011

VIA FEDERAL EXPRESS

Mr. Hagen Ganem Securities and Exchange Commission 100 F Street, N.E. Mail Stop 4631 Washington, D.C. 20549
Re:	Southwest Iowa Renewable Energy, LLC (“SIRE” or “Company”)
File No. 333-166073
Form S-1 filed April 14, 2010
Amendment No. 1 filed on February 24, 2011
Amendment No. 2 filed on October 19, 2011

To the Commission:

On April 14, 2010, SIRE filed with the Securities and Exchange Commission (the “Commission”) a registration statement on Form S-1 (the “Registration Statement”) under the Securities Act of 1933.  On May 11, 2010, the Company received an initial set of comments to the Registration Statement from the Commission staff, and SIRE responded to those comments and updated other parts of the Registration Statement by filing pre-effective amendment No. 1 to the Registration Statement on February 24, 2011 (the “First Amendment”).  The Company then received additional comments from the Commission staff on the First Amendment and the Company filed pre-effective amendment No. 2 to the Registration Statement on October 29, 2011 (the “Second Amendment”).  On November 15, 2011, the Company received additional comments (the “Comments”) from Ms. Pamela Long of the Commission on the Second Amendment.

SIRE has filed pre-effective amendment No. 3 to the Registration Statement today (the “Third Amendment”) to respond to the Comments and make other updates.  Below are the Company’s responses to the Comments.  The Third Amendment has been updated to include audited financial statements for the fiscal year ended September 30, 2011, as well as an updated Management’s Discussion and Analysis for the Company’s fiscal year ended September 30, 2011.  SIRE would like to commence its offering under the Registration Statement as soon as possible, and therefore would appreciate knowing of any staff concerns at your earliest convenience.

General

Comment 1:	We note that you will update the registration statement with your 2011 audited financial statements and related disclosures. Please be advised that we may have

Husch Blackwell LLP

Mr. Hagen Ganem
December 14, 2011

additional comments on updated information prior to effectiveness.

Company Response:
We note your comment and understand that you may have additional comments due to Amendment Three including audited financial statements for the year ended September 30, 2011 and updates to related disclosure.

Fee table and prospectus cover page

Comment 2:
We note the revisions you made in response to comment three from our letter dated March 25, 2011. Please note that the terms of the offering and plan of distribution with respect to all notes you are registering must be clear. The $1,456,056 principal amount of notes you are registering to cover either additional PIK Interest or the issuance of additional notes in the offering should be committed to one or the other of these options.  As you note in your prospectus, if you wish to issue additional notes, you may file another registration statement, although as noted in prior comment one, it seems unlikely that you would be able to rely on Rule 462(b) for immediate effectiveness of the new registration statement, given the nature of your offering. A new registration statement would instead become effective under Rule 461.

Company Response:	We have revised our disclosure to state that the additional $1,456,056 is being registered to cover PIK Interest.

Table of Contents, page iii

Comment 3:	Please remove the references in your table of contents to sections included in Part II of your registration statement, which are not included in the prospectus.

Company Response:	We have removed sections included in Part II of the Registration Statement from the table of contents.

Description of Securities to be Registered, page 31

Description of Series A Convertible Subordinated Term Notes, page 31

Subordination of the Notes, page 35

Comment 4:
We note your response to comment 10 in our letter dated March 25, 2011, and your reference to the Credit Agreement for limitations on your ability to take out additional indebtedness senior to the Notes. Please describe these limitations under this heading or provide a cross-reference to your discussion of the same elsewhere in your prospectus.

Company Response:	We have revised our disclosure to note that we cannot obtain additional senior indebtedness without the Agent’s written consent.

The Notes are Subject to the Trustee Subordination Agreement and the Trustee Intercreditor Agreement, page 35

Comment 5:
We note your response to comment eight in our letter dated March 25, 2011. Please disclose in this section, or provide a cross-reference to your Liquidity and Capital Resources section where you should disclose, how the Borrowing Base, as defined in the Credit Agreement, is determined. In addition, we note your disclosure that “the

Husch Blackwell LLP

Mr. Hagen Ganem
December 14, 2011

Trustee Intercreditor Agreement sets forth the order in which the Subordinated Debt [which includes the Notes] is repaid upon repayment or a refinancing.” Please disclose in this section the order of debt repayment outlined by the Trustee Intercreditor Agreement.

Company Response:
We have updated our disclosure in this section to include a table that sets forth conditions on which our subordinated debt can be paid (and includes a definition of “Borrowing Base”).  In addition, we have added disclosure setting forth the order in which the Subordinated Debt is paid upon repayment or refinancing.

Management Discussion and Analysis of Financial Condition, page 48

Liquidity and Capital Resources, page 51

Comment 6:
We note your response to comment 15 in our letter dated March 25, 2011, and your disclosure that “[a]s of June 30, 2011, [you] had an outstanding balance of $105,271,901 under the Credit Agreement.” As previously requested, please disclose the amount remaining available under the Credit Agreement as of the end of the most recent period.  Notes 5 and 6 to your financial statements indicate that you have repaid a portion of the construction loan and that under the revolving line of credit, you “may draw the lesser of $15,000,000 or 75 percent of eligible accounts receivable and eligible inventory.”

Company Response:	We have clarified the discussion here and throughout the Third Amendment regarding the three components of the Credit Agreement.

Comment 7:
We note your response to comment 16 in our letter dated March 25, 2011. As previously requested, please provide additional information about how the amounts available under the revolving line of credit are determined. We again note your disclosure in Note 5 to your financial statements that under the revolving line of credit, you “may draw the lesser of $15,000,000 or 75 percent of eligible accounts receivable and eligible inventory.”

Company Response:	We have clarified the discussion here and throughout the Third Amendment regarding the three components of the Credit Agreement.

Security Ownership of Certain Beneficial Owners andManagement and Related Member Matters, page 63

Comment 8:	Please update your beneficial ownership information as of the most recent practicable date. See Item 403 of Regulation S-K.

Company Response:	We have updated the beneficial ownership information in the Third Amendment as of November 15, 2011.

Experts, page 87

Comment 9:	We note your reference under this heading to “financial statements as of and for the years ended September 30, 2011 and 2009.” Please refer to the appropriate financial statement dates.

Husch Blackwell LLP

Mr. Hagen Ganem
December 14, 2011

Company Response:	We have updated the referenced paragraph to reflect the fact that the audited financials for the years ended September 30, 2011 and 2010 have been audited by McGladrey & Pullen, LLP.

Item 16. Exhibits and Financial Statements Schedules, page II-3

Comment 10:
Please file or incorporate by reference as exhibits the Lease Agreement and the Corn Oil Agreement, both described on page 65, or explain to us why you are not required to do so. Please refer to Item 601(b)(10) of Regulation S-K.

Company Response:
We have included the Lease Agreement as exhibit 10.82 to Amendment Three.

Exhibit 10.76 to Amendment Two mistakenly referenced the Corn Oil Agreement as between the Company and ICM, Inc., when in fact the Corn Oil Agreement is between the Company and Bunge North America, Inc.  We have updated the reference in Amendment Three to reflect the proper parties.

Item 17. Undertakings, page II-8

Comment 11:	Please remove as inapplicable the undertakings set forth in paragraphs 4.i.a. and b, relating to offerings made in reliance on Rule 430B.

Company Response:	We have removed the undertakings formerly appearing in paragraphs 4.i.a and b relating to offerings made in reliance on Rule 430B.

Please note that we have included a clean copy of the Third Amendment, as well as a redline showing the changes made in the Third Amendment to the Second Amendment.  Should you have any questions about the foregoing or the Third Amendment, please do not hesitate to contact myself at the number listed above.

Sincerely,

/s/ Daniel A. Peterson
Daniel A. Peterson
Partner

DAP/jar
Enclosures

Husch Blackwell LLP